UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GlaxoSmithKline plc

File No. 1-15170 - CF#32142

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GlaxoSmithKline plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 27, 2015.

Based on representations by GlaxoSmithKline plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.8	through	January 27, 2025
Exhibit 4.9	through	January 27, 2025
Exhibit 4.10	through	January 27, 2025
Exhibit 4.11	through	January 27, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary